July 8, 2015

Carlos Pacho

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Gogo Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 27, 2015

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Filed May 7, 2015

File No. 1-35975

Dear Mr. Pacho:

This letter sets forth the responses of Gogo Inc. (the “Company”) to the comment contained in your letter, dated June 29, 2015, relating to the Form 10-K for the fiscal year ended December 31, 2014, filed by the Company on February 27, 2015, and the Form 10-Q for the fiscal quarter ended March 31, 2015, filed by the Company on May 7, 2015. The comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold italicized text below, and the response of the Company is set forth in plain text immediately following the comment.

Form 10-Q for the Fiscal Quarter Ended March 31, 2015

Note 11. Commitments and Contingencies, page 15

1. Referring to the first contract disclosed under “Damages and Penalties,” we note that you may be required to provide a refund or credit of up to $25 million under certain circumstances to one of your airline partners, and that the refund or credit will be eliminated in its entirety if you complete full installation of your airline partner’s international fleet by June 30, 2015. Considering that the initial deadline has passed, the status of this contingent liability is not clear. With respect to this contingency and any other significant contingencies, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated

Carlos Pacho	July 8, 2015
U.S. Securities and Exchange Commission

with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Response:

Accounting Guidance

The Company considered the guidance in Accounting Standards Codification (ASC) topic 450, “Contingencies,” to address the recognition and disclosure requirements related to the potential refund or credit (hereinafter, the “credit”) discussed in the Staff’s comment. ASC 450-20-25-2 requires that a loss contingency be accrued by a charge to income if both (a) information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (b) the amount of loss can be reasonably estimated.

Accrual Considerations

The Company has not recorded an accrual for the potential credit as the credit only becomes applicable upon a competitor’s equipment being installed on a specified number of aircraft operated by another airline prior to the Company achieving a specified number of installations on aircraft operated by its airline partner. The credit would not have applied if the Company had fulfilled its installation obligation prior to January 1, 2015, which was further extended to July 1, 2015 due to excusable delays. Based on the Company’s quarterly assessment of its future installation schedule as compared to information publicly available regarding installations completed by the competitor on another airline, it was determined that a loss was not probable as of March 31, 2015.

The Company did not achieve its targeted installations by July 1, 2015. The credit, however, remains contingent upon the competitor achieving the specified installation target prior to the Company achieving the specified installation target with its airline partner. Because of the six month excusable delay, even if the competitor does achieve the target before the Company does, the Company will have an additional six months to complete the installations in order to avoid payment of the credit. As of June 30, 2015, based upon the number of aircraft installed by each of the Company and the competitor and the Company’s future installation schedule as compared to the competitor’s pace of installations, the Company has determined that payment of the credit is not probable.

The Company will continue to monitor the pace of installations and record an accrual should the loss become probable in accordance with ASC 450-20-25-2.

Disclosure Considerations

In accordance with ASC 450-20-50-3, the Company is required to disclose a contingency if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either (a) an accrual is not made for a loss contingency because any of the conditions in ASC 450-20-25-2 are not met or (b) an exposure to loss exists in excess of the amount accrued pursuant to ASC 450-20-30-1.

Carlos Pacho	July 8, 2015
U.S. Securities and Exchange Commission

As of March 31, 2015, while the conditions requiring accrual within ASC 450-20-25-2 were not met, the Company concluded that it was at least reasonably possible that it would not meet its target by July 1, 2015 and that the competitor would achieve its targeted installations prior to the Company doing so (after taking into account the excusable delay), which would require the Company to issue a credit to the airline. Accordingly, the Company was required to make disclosure of this potential credit.

As discussed in the disclosure in the Form 10-Q filed by the Company on May 7, 2015, the $25 million maximum credit is proportionally reduced for every installation that the Company completes within six months following the competitor achieving the target (i.e., exposure is limited to the number of committed aircraft that have not been installed). Based on the number of installations that the Company has completed for its airline partner, the maximum amount of the potential credit as of June 30, 2015 was approximately $8 million. However, as of June 30, 2015, based on the actual and forecasted installations, the Company currently expects to meet the installation schedule before our competitor does, after taking excusable delays into account and, therefore, believes that it is not reasonably possible that it will recognize or incur a material loss.

Proposed Prospective Disclosure

In response to the Staff’s request, the Company is proposing the following disclosure in its Form 10-Q for the quarter ended June 30, 2015:

“Damages and Penalties – Certain of our agreements with our airline partners may require us to incur additional obligations as a result of the occurrence of specified events, some of which may be out of our control. One contract covering the international fleet of one of our airline partners requires us to provide a credit or refund to our airline partner if a competing airline installs satellite connectivity systems on a certain number of aircraft in its international fleet more quickly than we install our system on the same number of aircraft in our airline partner’s international fleet. The refund or credit has been and will continue to be reduced proportionately from the maximum amount for every installation that we complete before the competitor achieves the target, after taking into account excusable delays. As of June 30, 2015, the maximum amount of the potential credit or refund was approximately $8 million. The actual amount of any such refund or credit depends on a number of facts and circumstances, such as the pace at which we install satellite systems on aircraft delivered to us by our airline partner, as well as some that are not under our control, including, but not limited to, the number of installable aircraft made available to us from our airline partner’s international fleet, our competitor’s ability to install an equal or greater quantity of satellite systems on such competing airline’s international fleet and any current or future regulatory delays to the extent they are not excusable delays. Any refund or credit may only be applied toward the purchase of equipment or for a refund of amounts paid by the airline for previously purchased equipment. Based on actual and forecasted installations as of June 30, 2015, we currently expect to meet the installation schedule before our competitor does, after taking excusable delays into account, and therefore we do not believe it is reasonably possible that we will recognize or incur a material loss. We continuously monitor the status of installations under this contract and will accrue the applicable refund or credit amount should it become probable that our competitor will complete the targeted number of installations before we do, after taking into account excusable delays.

Carlos Pacho	July 8, 2015
U.S. Securities and Exchange Commission

One contract with another of our airline partners obligated us to pay our airline partner penalties and installation and other costs if we failed to receive certain regulatory approvals or begin the installation of equipment related to the provision of satellite-based service by specified deadlines. As of June 30, 2015, we have fulfilled our obligations and are no longer subject to the penalties and installation and other costs.

We have entered into a number of agreements with our airline partners that require us to provide a credit or pay liquidated damages to our airline partners on a per aircraft, per day or per hour basis if we are unable to install our equipment on aircraft by specified timelines or fail to comply with service level commitments. The maximum amount of future credits or payments we could be required to make under these agreements is uncertain because the amount of future credits or payments is based on certain variable inputs.”

Acknowledgments

The Company hereby acknowledges that:

1. It is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

3. It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Carlos Pacho	July 8, 2015
U.S. Securities and Exchange Commission

If you have any questions or require additional information, please do not hesitate to call me at (312) 517-5484.

Regards,

/s/ Norman Smagley
Norman Smagley
Executive Vice President and Chief Financial Officer

cc:	Christy Adams

U.S. Securities and Exchange Commission

Marguerite M. Elias

Executive Vice President, General Counsel and Secretary

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